Exhibit 99.27

Protech Home Medical secures $5.97 million loan under payROLL protection provision of cares act

Company Anticipates Full Loan Forgiveness Under Terms of Act

Cincinnati, Ohio – April 20, 2020 – Protech Home Medical Corp. (the “Company” or “Protech”) (TSXV: PTQ), a healthcare services company with operations in the U.S., is pleased to announce that it has been approved for a CAD$5.97 million loan under the Payroll Protection Program (“PPP”) administered by the U.S. Small Business Administration.

The PPP is a US$349 billion loan program that originated from the U.S. Coronavirus Aid, Relief and Economic Security (CARES) Act. As a U.S. Small Business, Protech qualifies for the PPP which allows businesses with fewer than 500 employees to obtain loans of up to US$10 million to assist companies in maintaining their workers through the COVID-19 pandemic.

“The funds provided by the PPP is a welcomed demonstration of support by our Federal Government and we are grateful to see the show of support to American businesses and their employees,” commented Greg Crawford, Chairman and CEO of Protech. “We maintain a payroll in excess of just over 375 employees and this loan will provide additional flexibility in covering most employee-related costs in the near-to medium-term. The loan is forgivable if we maintain our payroll at current levels and it is our plan to do exactly that. This increased liquidity enhances our ability to maintain our payroll as we continue to operate strongly during this pandemic.”

“It has always been the case at Protech, but never more so than today in the face of this pandemic, that our employees are our most valuable asset. Our sincere thanks go out to them for the resilience they have shown during these unprecedented times.”

The loan has a term of two years, is unsecured, and is guaranteed by the U.S. Small Business Administration. The loan bears interest at a fixed rate of 1.0 percent per annum with the first six months of interest deferred and will be forgiven if the loan proceeds are used by Protech to cover payroll costs (including benefits), rent and utilities during the eight-week period following the loan origination date. Protech expects to meet the requirements for full loan forgiveness. The forgiven amount is not included in taxable income.

Protech provides home delivery and efficient online set-up of equipment for, primarily, chronic conditions. The Company operates out of 42 locations in 10 states with over 17,000 referring physicians and approximately 80,000 current active patients.

ABOUT PROTECH HOME MEDICAL

The Company provides in-home monitoring and disease management services for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including: the Company maintaining its payroll at current levels; and the Company expecting to meet the requirements for full loan forgiveness; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.protechhomemedical.com, or contact:

Gregory Crawford

Chief Executive Officer

Protech Home Medical Corp.

859-300-6455

investorinfo@myphm.com

Investor Relations:

Oak Hill Financial Inc.

Jonathan L. Robinson CFA

416-669-1001

jrobinson@oakhillfinancial.ca